PE 7-31-02

UNITED STATED SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2002

ALMADEN MINERALS LTD.
(Name of Registrant)

750 W Pender Street #1103, Vancouver, BC V6C 2T8

1. News release, dated: 07/17/02
2. Property Update distributed to public, Siwash Gold Mine, dated: 06/02

[redacted]

02050358

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.- SEC File No.0-28528
(Registrant)

Date August 6, 2002 By ______________________
James D. Poliquin, President/Director

ALMADEN
MINERALS LTD.

1103 - 750 West Pender St.
Vancouver, B.C.
V6C 2T8 Canada
Tel: (604) 689 - 7644
Fax: (604) 689 - 7645
Email: info@almadenminerals.com
Website: www.almadenminerals.com

NEWS RELEASE July 17, 2002

Trading Symbol: AMM - TSX

Almaden Minerals Ltd. has commenced a $350,000.00 diamond drilling program on its wholly owned Elk Gold Property near Merritt, B.C. As previously announced, these funds are being provided by Wheaton River Minerals Ltd. for which that company will earn a 10% interest in the property. Wheaton may exchange this interest for $350,000.00 paid in shares of Almaden priced at $0.90 per share. If this is not done, Almaden can buy the interest back from Wheaton for the same amount of shares.

Drilling started on the WD vein zone seeking extensions to known mineralization. Previous drilling outlined an inferred resource on this vein of 16,700 tons grading 1.55 ounces of gold per ton, open in all directions. Several other parallel veins will be tested but the bulk of exploration will be on the Siwash North Vein which is also open in all directions. Drilling will seek extensions to the vein both along strike and to depth with focus on extending the DeepB Block, where the current inferred resource is 12,200 tons at an average grade of 2.93 ounces gold per ton.

A total 51,460 ounces was recovered from 18,190 tons mined from the Siwash North vein in the 1990's. The current total resource and reserve in all blocks on both the Siwash North and W.D. Veins is 123,000 tons at an average grade of 1.153 ounces of gold per ton.

For additional information, please contact Duane Poliquin, President (604) 689-7644.

ON BEHALF OF THE BOARD OF DIRECTORS

"Duane Poliquin"

Duane Poliquin, President

ALMADEN
Minerals Ltd.

SIWASH GOLD MINE

British Columbia: Canada

SIWASH NORTH VEIN SYSTEM RESOURCES

Probable reserve (underground, diluted 15%) 29,838 tonnes @ 28.6g/t (0.83oz/ton)
Indicated resource (open pit) 10,565 tonnes @ 47.05 g/t (1.37 oz/ton)
Inferred resource (underground, drill indicated on 50 meters spacing) 71,311 tonnes @ 43 g/t (1.25 oz/ton)

TOTAL: 141,962 ounces in 123,142 tons

HIGHLIGHTS

- ***Excellent infrastructure: Highway and powerlines***
- ***Significant drill targets, resource and reserve estimates already calculated***
- *51,300oz gold mined since 1992 at a grade of 2.78 oz/t*
- *2002 summer exploration program underway*

The Elk property is located 45 kilometers southeast of Merrit, B.C. In southern British Columbia. The property has excellent infrastructure. A four-lane highway crosses at the northern portion of the claim group and major power lines are located within 20 kilometers.

The property has been extensively explored by soil geochemical surveys, trenching and diamond drilling from 1987 to 2000. A total of eight zones of gold bearing pyritic quartz veins have been found to date. The vein systems are hosted by granitic rocks near the margin of a major batholithic intrusion in contact with mafic volcanic rocks.

The Siwash North Vein system is the most significant and has been the focus of most of the work to date. This vein system has been traced by drilling for a strike length of 950 meters and down-dip for 300 meters. The main shoot, named the "Mother Shoot" has been successfully mined by open pit and also explored to depth by a decline.

Mining operations from 1992 to 1994 from the open pit totalled 14,724 tonnes grading 100.55 g/t (16,230 tons grading 2.933 oz/ton) gold, for a total of 1,480,526 grams (47,000 oz) mined. Underground mining operations from 1993 to 1995 yielded 120,060 grams (3,860 oz).

Resource and reserve estimates have been calculated for the Siwash North Vein system and the WD Vein which is a separate parallel vein structure located 140 meters to the north of the Siwash North Vein system.

The Gold Creek West Vein, located 350m south of the Siwash North Vein system represents another significant drill target. This vein has been traced over a strike length of 180 meters with grades of up to 19.58 g/t gold over 0.3 meters. Management believes that there is a good probability of outlining several potentially economic, high-grade gold shoots within the known vein structures. As well, the property is likely to host additional undiscovered gold-bearing veins.

A comprehensive review of the Elk property database was recently carried out by Leo King, P.Eng.. His report recommends a three stage 9500 meter drill program to further explore the Siwash, Gold Creek West and WD vein systems



SIWASH PROPERTY

Please contact us at info@almadenminerals .com
check out our web site at www.almadenminerals.com
office number 604-689-7644
address: 1103-750 West Pender St.
Vancouver, B.C. V6C 2T8


GCW Vein
Osprey Lake Granodiorite
Quartz Monzonite
Nicola Volcanics
1992-1994 Open Pit
47,000 oz Gold Extracted
Portal to Underground Workings
3,860 oz Gold Extracted
Siwash North Vein
Crushing Plant
Ore Stock Piles
2 km to Highway 97C
Proposed Open Pits
Approx. 16,000 oz Au
Siwash North Vein
WD Vein

Siwash Gold Mine

UPDATE
JUNE 2002
Almaden has entered into an option agreement with Wheaton River Minerals who will provide CDN $350,000.00 for an exploration program. Almaden will use these funds this summer to conduct surface exploration including diamond drilling to extend the known gold bearing veins, seek new parallel veins, and test other known geochemical gold anomalies on the property. Once the full expenditure is complete, Wheaton shall have earned a 10% interest in the property and will have the right to convert this interest into shares of Almaden at a conversion price of $ .90, with the number of shares to be issued to Wheaton being equal to $350,000 divided by the conversion price. Almaden shall also have the right to reacquire the interest earned in the property by Wheaton at the same conversion price and for the same number of shares outlined above.